August 5, 2024

Bing Zhang
Chief Executive Officer and Interim Chief Financial Officer
Cheer Holding, Inc.
22F, Block B, Xinhua Technology Building
No. 8 Tuofangying South Road
Jiuxianqiao, Chaoyang District, Beijing, China

       Re: Cheer Holding, Inc.
           Amendment No. 3 to Registration Statement on Form F-3
           Filed July 22, 2024
           File No. 333-279221
Dear Bing Zhang:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-3
General

1. We note your response to prior comment 2 and your representations in your response that
       NFTs on CheerReal cannot be transferred outside of the platform and that CheerReal does not support any other forms of value transfer or transaction involving its NFTs. We also note that page 12 of your Form 20-F for the fiscal year ended December 31, 2023 states that you are developing and maintaining "a marketplace where [y]our users can trade, purchase and sell their NFTs." Please reconcile your response to prior comment 2 with this disclosure in your Form 20-F. Please confirm, if true, that there is an outright prohibition on reselling the NFTs purchased on CheerReal.
 August 5, 2024
Page 2

       Please contact Charli Wilson at 202-551-6388 or Mitchell Austin at 202-551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   John P. Yung